SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  1)

Under the Securities Exchange Act of 1934

Octel Corp.

(Name of Issuer)

Common Stock, $.01 Value Per Share

(Title of Class of Securities)

675727101

(CUSIP Number)

Check the following box if a fee is being paid with this statement ☐.  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.)  (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675727101

1	Names of Reporting Persons I.R.S Identification Nos. of Above Persons (entities only) White Mountains Insurance Group, Ltd. (No. 94-2708455)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0

	6	Shared Voting Power 1,283,000*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,283,000*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9) 10.7%

12	Type of Reporting Person (See Instructions) HC, CO

*The reporting person directly controls no shares of the common stock of Octel Corporation (“Octel Corp.”) and indirectly controls, through various wholly-owned subsidiaries and certain of its employee benefit plans (as further described herein), 1,283,000 Octel Shares.

CUSIP No. 909205106
1	Names of Reporting Persons I.R.S Identification Nos. of Above Persons (entities only) White Mountains Advisors, LLC. (No. 04-6140276)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 1,283,000**

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,283,000**

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,000**

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9) 10.7%

12	Type of Reporting Person (See Instructions) IA, CO

**                                  The shares are beneficially owned by OneBeacon Insurance Company (793,500 shares), The Camden Fire Insurance Association (84,500 shares), Folksamerica Reinsurance Company (30,000 shares) and certain employee benefit plans sponsored by OneBeacon Insurance Company (375,000 shares). Through an investment advisory agreement, White Mountains Advisors, LLC.,  has sole voting and dispositive power over such shares.

Item 1.
(a)	Name of Issuer.
Octel Corp.

(b)	Address of Issuer’s Principal Executive Offices.
Global House, Bailey Lane, M90 4AA, Manchester, United Kingdom

Item 2.
(a), (b), (c)	Name of Person Filing, Address of Principal Business Office and Citizenship.

This statement is being filed by White Mountains Insurance Group, Ltd., a Bermuda corporation (“WMIG”), and White Mountains Advisors, LLC., (WMA”), a Delaware corporation (collectively the “Filing Persons”).  WMIG is a property and casualty insurance holding company and WMA is a registered investment advisor.

The address of the principal executive office of WMIG is 80 South Main Street, Hanover, NH 03755. The address of the principal executive office of WMA is 370 Church Street, Guilford, CT 06437.

(d)	Title of Class of Securities.
Common Stock ($.01 par value)

(e)	CUSIP Number.
675727101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒(1)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒(2)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 18 13);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the

(1) WMA is filing as an investment advisor herein.

(2) WMIG is filing as a parent holding company herein.

class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,283,000*** shares.
(b)	Percent of class: 10.7%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0 .
	(ii)	Shared power to vote or to direct the vote 1,283,000*** .
	(iii)	Sole power to dispose or to direct the disposition of 0 .
	(iv)	Shared power to dispose or to direct the disposition of 1,283,000*** .

***                           The reporting person directly controls no Octel Shares and indirectly controls, through various wholly-owned subsidiaries and certain of its employee benefit plans (as further described herein), 1,283,000 Octel Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

OneBeacon Insurance Company, The Camden Fire Insurance Association and Folksamerica Reinsurance Company are insurance companies as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).  The employee benefit plans sponsored by OneBeacon Insurance Company are employee benefit plans as defined in §240.13d-1(b)(1)(ii)(F).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2004

WHITE MOUNTAINS INSURANCE GROUP, LTD.

	by:	/s/
Name: J. Brian Palmer
Title: Chief Accounting Officer

WHITE MOUNTAINS ADVISORS, LLC.

	by:	/s/
	Name:	Maribel C. Friend
	Title:	Chief Operating Officer